                         3. (vi) Quarterly Report or Form F-4
                   for the three months ended September 30, 1996 of
                      Pennwood Savings Bank filed with the FDIC.

                        FEDERAL DEPOSIT INSURANCE CORPORATION

                               Washington, D.C.  20429

                                       Form F-4

                       QUARTERLY REPORT UNDER SECTION 13 OF THE
                           SECURITIES EXCHANGE ACT OF 1934

                       For the Quarter Ended September 30, 1996

                         FDIC Insurance Certificate No. 27671

                                Pennwood Savings Bank
-------------------------------------------------------------------------------
                   (Exact name of bank as specified in its charter)

                 683 Lincoln Avenue, Pittsburgh, Pennsylvania  15202
-------------------------------------------------------------------------------
                       (Address of principal executive offices)

                                     Pennsylvania
-------------------------------------------------------------------------------
            (State of other jurisdiction of incorporation or organization)

                                      25-0456166
-------------------------------------------------------------------------------
                          (IRS Employer Identification No.)

                    Registrant's telephone number:  (412) 761-1234


Indicate by check mark if the registrant, as a "small business issuer" as defined under 17 C.F.R. 240.12b-2, is providing alternative disclosures as permitted for small business issuers in this Form F-4 [ ].

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for
the past 90 days.  YES   X    NO

Number of shares of Common Stock, $.01 par value, outstanding at the close of business on November 8, 1996: 610,128

PENNWOOD SAVINGS BANK
FORM F-4 FOR THE QUARTER ENDED SEPTEMBER 30, 1996

INDEX
------------------------------------------------------------------------------

PART I -  FINANCIAL INFORMATION                                      PAGE

Item 1  - Financial Statements

          Consolidated Balance Sheets as of
          September 30, 1996 and June 30, 1996                        3

          Consolidated Statements of Income for the
          Three Months Ended September 30, 1996 and
          1995                                                        4

          Consolidated Statements of Cash Flows for
          the Three Months Ended June 30, 1996 and
          1995                                                        5

          Notes to Financial Statements                               7


Item 2 -  Management's Discussion and Analysis of
          Financial Condition and Results of
          Operations                                                  9

                             PENNWOOD SAVINGS BANK
                          CONSOLIDATED BALANCE SHEETS

                                  (Unaudited)
                             (Dollars in Thousands)


                                                                       SEPT. 30       JUNE 30,
                                    ASSETS                                 1996           1996
                                    ------                                 ----           ----


Cash and amounts due from depository institutions                           588            513
Money market investments at cost which approximates
   market value                                                           4,635          9,293
Federal funds sold                                                          300            300
Investment and mortgage-backed securities:
   Available-for-sale (Amortized cost of $14,869 and $10,380)            14,776         10,266
   Held-to-maturity (Market value of $2,349 and $3,001)                   2,335          2,984
Loans receivable, net                                                    21,423         21,168
Real estate owned, net                                                      154            166
Federal Home Loan Bank stock                                                181            181
Premises and equipment, net                                               1,135          1,153
Accrued interest receivable                                                 420            341
Prepaid expenses and other assets                                           278            535
                                                                            ---            ---

                          Total assets                                   46,225         46,900
                                                                         ------         ------
                                                                         ------         ------

            LIABILITIES AND SHAREHOLDERS' EQUITY
            ------------------------------------

Liabilities:
   Savings deposits                                                      35,602         37,333
   Advances from borrowers for taxes and insurance                          141            276
   Accrued interest payable on savings deposits                             441            395
   Borrowed funds                                                           488              0
   Deposit on stock subscription rights                                       0          4,569
   Accrued expenses and other liabilities                                   299            251
                                                                            ---            ---
                       Total liabilities                                 36,971         42,824

Shareholders' Equity:
   Common Stock, $.01 par value; 4,000,000 shares authorized;                 6              0
         610,128 issued and outstanding at September 30, 1996.
   Additional paid-in capital                                             5,654              0
   Retained earnings, substantially restricted                            4,132          4,149
   Unearned ESOP shares                                                    (476)             0
   Unrealized (loss) on securities available-for-sale                       (62)           (73)
                                                                            ----           ----
                 Total shareholders' equity                               9,254          4,076
                 Total liabilities and shareholders' equity              46,225         46,900
                                                                         ------         ------
                                                                         ------         ------


See accompanying notes to unaudited consolidated financial statements

                             PENNWOOD SAVINGS BANK
                       CONSOLIDATED STATEMENTS OF INCOME

                                  (Unaudited)
                 (Dollars in Thousands except Per Share Amount)

                                                                          THREE MONTHS ENDED
                                                                             SEPTEMBER 30,
                                                                           1996           1995
                                                                           ----           ----

Interest income:
     Loans                                                                  521            602
     Investment securities                                                  232            138
     Mortgage backed securities                                              48              1
     Federal funds sold & other investments                                   7             57
     Money market investments                                                96             67
                                                                             --             --

              Total interest income                                         904            865

Interest expense:
     Interest on savings deposits                                           404            442
     Interest on borrowed funds                                               4              0
                                                                              -              -

              Total interest expense                                        408            442

              Net interest income                                           496            423

Provision for loans losses                                                    8              3
                                                                              -              -
              Net interest income after provision
                for loan losses                                             488            420

Other income:
     Service charges                                                          9              5
     Other                                                                   18             16
                                                                             --             --
              Total other income                                             27             21

Other expenses:
     Compensation and employee benefits                                     141            121
     Premises and occupancy costs                                            53             52
     Federal insurance premiums                                              24             22
     SAIF assessment                                                        247              0
     Data processing expense                                                 19             22
     Net loss on real estate owned                                           12              0
     Other operating expenses                                                75             61
                                                                             --             --
              Total other expenses                                          571            278


              Income (loss) before income taxes                             (56)           163


Provision (benefit) for income taxes                                        (39)            56

              Net income (loss)                                             (17)           107
                                                                            ---            ---
                                                                            ---            ---
Primary / fully diluted loss per share                                   $ (.03)           N/A


See accompanying notes to unaudited consolidated financial statements

                             PENNWOOD SAVINGS BANK
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (Unaudited)
                             (Dollars in Thousands)

                                                                             3 MONTHS ENDED
                                                                              SEPTEMBER 30,
                                                                           -------------------
                                                                           1996           1995
                                                                           ----           ----


OPERATING ACTIVITIES:

   Net Income (Loss)                                                          (17)          107
   Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
       Depreciation expense                                                    18            18
       Provision for loan and real estate owned losses                         20             3
       Increase in accrued interest receivable                                (79)           (6)
       Decrease in prepaid expenses and other assets                          257            43
       Increase in accrued interest payable on deposits                        46            72
       Decrease in deposits on stock subscription rights                   (4,569)            0
       Other, net                                                              61           (34)
                                                                           ------        ------
                       Total adjustments                                   (4,246)           96

         Net cash (used) provided by operating activities                  (4,263)          203

INVESTING ACTIVITIES:

   Purchases of premises and equipment                                          0            (1)
   Purchases of investment and mortgage-backed securities
     available-for-sale                                                    (4,749)       (4,700)
   Proceeds from maturities of investment and mortgage-backed
     securities held-to-maturity                                              649           650
   Proceeds from sale of investment and mortgage-backed
     securities available-for-sale                                              0             0
   Proceeds from maturities and principal repayments of
     investment and mortgage-backed securities available-
     for-sale                                                                 250             0
   Net (increase) decrease in loans receivable                               (263)          540
   Other, net                                                                  (1)          (17)
                                                                           ------        ------
            Net cash used by investing activities                          (4,114)       (3,528)

FINANCING ACTIVITIES:

   Net decrease in passbook, club, money market and
     NOW accounts                                                          (1,349)         (589)
   Net (decrease) increase in certificates of deposit accounts               (382)          219
   Net decrease in advances from borrowers for
     taxes and insurance                                                     (135)         (127)
   Increase in borrowed funds                                                 488             0
   Issuance of common stock, net                                            5,660             0
   Stock acquired for employee stock ownership plan                          (488)            0
                                                                           ------        ------
            Net cash (used) provided by financing activities                3,794          (497)

Net decrease in cash and cash equivalents                                  (4,583)       (3,822)
Cash and cash equivalents, beginning of period                             10,106        10,624
Cash and cash equivalents, end of period                                    5,523         6,802
                                                                           ------        ------
                                                                           ------        ------


See accompanying notes to unaudited consolidated financial statements

                                PENNWOOD SAVINGS BANK
                   CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

                                     (Unaudited)
                                (Dollars in Thousands)

                                                                             3 MONTHS ENDED
                                                                              SEPTEMBER 30,
                                                                           ----------------------
                                                                           1996             1995
                                                                           ----             ----


   Supplemental disclosure of cash flow information:
     Cash paid during the period for:
           Interest on savings deposits                                       357           370
                                                                           ------        ------

           Income taxes                                                         0            50
                                                                                -            --

   Supplemental schedule of noncash investing activities:
        Loan transferred to real estate owned                                   0             0
                                                                                -             -

See accompanying notes to unaudited consolidated financial statements

                                PENNWOOD SAVINGS BANK
                   NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- BASIS OF PRESENTATION

The accompanying unaudited financial statements have been prepared in accordance with instructions to Form F-4. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. However, such information presented reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods.

The results of operations for the three months ended September 30, 1996 are not necessarily indicative of the results to be expected for the year ending June 30, 1997. The unaudited consolidated financial statements and notes thereto should be read in conjunction with the audited financial statements and notes thereto for the year ended June 30, 1996.

NOTE 2 -- PRINCIPLES OF CONSOLIDATION

The accompanying unaudited consolidated financial statements of Pennwood Savings Bank ("the Savings Bank") include the accounts of the Savings Bank and its wholly-owned subsidiary, Pennwood Service Corporation. All significant intercompany transactions have been eliminated in consolidation.

NOTE 3 -- CONVERSION TO STOCK FORM OF OWNERSHIP

On February 20, 1996, as amended on April 6, 1996, the Board of Trustees adopted a plan of conversion whereby the Savings Bank would be converted from a Pennsylvania mutual savings bank to a Pennsylvania stock savings bank. The conversion was completed on July 12, 1996, and the Savings Bank issued 610,128 shares of common stock resulting in $6,101,280 of gross proceeds to the Savings Bank. Costs of the common stock offering of approximately $441,000 were deducted from the offering proceeds.

At the completion of the conversion to stock form, the Savings Bank established a liquidation account in the amount of retained earnings set forth in the offering circular utilized in the conversion. The liquidation account will be maintained for the benefit of eligible savings account holders who maintain deposit accounts in the Savings Bank after conversion. In the event of a complete liquidation (and only in such event), each eligible savings account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of deposit accounts held, before any liquidation distribution may be made with respect to the common shares. Except for the repurchase of stock and payment of dividends by the Savings Bank, the existence of the liquidation account will not restrict the use or further application of such retained earnings.

The Savings Bank may not declare or pay a cash dividend on, or repurchase any of its common shares if the effect thereof would cause the Savings Bank's stockholders' equity to be reduced below either the amount required for the liquidation account or the regulatory capital requirements for insured institutions.

NOTE 4 -- EARNINGS PER SHARE

Earnings per share ("EPS") is computed by dividing net income or loss by the weighted average number of common shares and common stock equivalents outstanding during the period. Such shares amounted to 561,318 at September 30, 1996. Shares outstanding for the three months ended September 30, 1996 do not include 48,810 of ESOP shares that were purchased and unallocated during the three months ended September 30, 1996 in accordance with SOP 93-6 "Employers' Accounting for Employee Stock Ownership Plans." There were no common stock equivalents outstanding during the three months ended September 30, 1996.

For the three months ended September 30, 1995, the provisions of Accounting Principles Board Opinion No. 15, "Earnings Per Share," are not applicable as the Savings Bank converted to the stock form of ownership in July 1996.

There were no dividends declared during the three months ended September 30, 1996. Accordingly, no dividend per share information has been presented.

NOTE 5 -- SPECIAL DEPOSIT INSURANCE ASSESSMENT

On September 30, 1996, congressional legislation was enacted which is designed to recapitalize the Savings Association Insurance Fund ("SAIF") and to eliminate the substantial deposit premium disparity between Bank Insurance Fund and SAIF-insured institutions. The legislation imposes a one-time assessment on all SAIF-insured deposits as of March 31, 1995. This assessment totals $247,000 and is reflected in the other expenses section of the consolidated statement of income for the three months ended September 30, 1996.

NOTE 6 -- EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP")

In connection with the conversion to stock form of ownership, the Savings Bank formed an ESOP. The ESOP covers employees who have completed at least 1000 hours of service during a twelve month period and have attained the age of 21. The ESOP borrowed $488,000 from an independent third party lender to fund the purchase of 48,810 shares or 8% of the shares issued in the conversion. The loan to the ESOP will be repaid from scheduled discretionary cash contributions from the Savings Bank sufficient to service the debt over a ten year period. Shares are released and allocated to the participants on the basis of a compensation formula. Compensation expense for the three months ended September 30, 1996 was approximately $13,000.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS

GENERAL

    The operating results of Pennwood Savings Bank (the "Savings Bank") depend primarily upon its net interest income, which is determined by the difference between interest income on interest-earning assets, which consist principally of loans, investment securities and other investments, and interest expense on interest-bearing liabilities, which consist principally of deposits. The Savings Bank's net income also is affected by its provision for loan losses, as well as the level of its other income, including loan fees and service charges and miscellaneous items, and its other expenses, including compensation and other employee benefits, premises and occupancy costs, federal deposit insurance premiums, data processing expense, net loss on real estate owned and other miscellaneous expenses, and income taxes.

    On July 12, 1996, the Savings Bank completed its conversion from the mutual to the stock form (the "Conversion"). In the Conversion, the Savings Bank issued 610,128 shares of common stock, which resulted in net proceeds to the Savings Bank of approximately $5.7 million.

CHANGES IN FINANCIAL CONDITION

    The Savings Bank's total assets decreased by $675,000 or 1.4% from $46.9 million at June 30, 1996 to $46.2 million at September 30, 1996. The decrease in total assets was primarily due to a decrease in money market investments which was offset by an increase in investment securities as a result of the use
of funds received from stock subscriptions in the Conversion.   During the three
months ended September 30, 1996, the Savings Bank's investment and mortgage-backed securities (classified as available for sale) increased by $4.5 million from $10.3 million at June 30, 1996 to $14.8 million at September 30, 1996, and money market investments (consisting of interest-bearing deposits, including certificates of deposit, with other financial institutions) decreased by $4.7 million or 50.1%, while federal funds remained constant at $300,000. During the three months ended September 30, 1996, the Savings Bank's investment securities held-to-maturity decreased by $649,000 or 21.7%. Cash and amounts due from depository institutions increased by $75,000 or 14.6% during the three months ended September 30, 1996. The Savings Bank's net loans receivable increased $255,000 or 1.2% during the quarter. During the quarter, the Savings Bank's total liabilities decreased by $5.8 million as a result of the issuance of stock in the Conversion for subscriptions held at June 30, 1996.
Stockholders equity increased by $5.2 million during the three months ended September 30, 1996 as a result of $5.7 million of equity issued in the Conversion, which was partially offset by $488,000 of common stock transferred to the Savings Bank's Employee Stock Ownership Plan ("ESOP") established in connection with the Conversion and a net loss of $17,000 during the quarter.

RESULTS OF OPERATIONS

    NET INCOME. The Savings Bank reported a net loss of $17,000 for the three months ended September 30, 1996 compared to net income of $107,000 during the three months ended September 30, 1995. The $124,000 decrease in net income during such period as compared to the 1995 period was the result a $247,000 pre-tax charge for a one-time special assessment by the Federal Deposit Insurance Corporation ("FDIC") to recapitalize the Savings Association Insurance Fund ("SAIF"). Without the special assessment, the Savings Bank net income for the quarter would have been $129,000 or an increase of $22,000 or 20.6% from the 1995 comparable quarter. The net loss for the quarter was the result of an increase of $73,000 or 17.3% in net interest income and a $39,000 income tax benefit compared to a $56,000 provision for income tax expense in the 1995 quarter, which was more than offset by an increase of $293,000 in total other expenses related to the $247,000 special one-time SAIF assessment, an increase of $5,000 in the provision for loan losses and an increase of $6,000 or 28.6% in total other income.

    For the three months ended September 30, 1996, the Savings Bank's net interest margin increased by 35 basis points to 4.58% from 4.23% for the three months ended September 30, 1995. The average yield earned on the Savings Bank's interest-earning assets decreased by 37 basis points, which was offset by a 15 basis point decrease in the average rate paid on the Savings Bank's interest-bearing liabilities.

    NET INTEREST INCOME. Net interest income increased by $73,000 or 17.3% during the three months ended September 30, 1996, as compared to the 1995 quarter, due to a $3.7 million or 9.2% increase in the average balance of interest-earning assets, which more than offset a 37 basis point decrease in the average yield earned thereon, as well as a $2.1 million or 5.7% decrease in the average balance of interest-bearing liabilities and a 15 basis point decrease in the average rate paid thereon.

    During the three months ended September 30, 1996, total interest income increased by $39,000 or 4.5%, as compared to the same period in 1995, primarily due to a $94,000 or 68.1% increase in interest earned on investment securities, a $47,000 increase in interest earned on mortgage backed securities and a $29,000 or 43.2% increase in interest earned on money market investments. These increases were partially offset by a $81,000 or 13.5% decrease in interest earned on loans and a $50,000 or 87.7% decrease in interest earned on federal funds sold. The increase in interest earned on investment securities was due primarily to a $6.6 million or 76.0% increase in the average balance of investment securities together with a 93 basis point increase in average yield earned thereon. The decrease in interest earned on federal funds sold was due primarily to the reduction of the amount of federal funds sold. The increase in the average balance of the Savings Bank's investment securities reflected the proceeds of the Conversion as well as the Savings Bank's reinvestment of a portion of its money market investments and federal funds sold into higher yielding U.S. Government and agency obligations. The decrease in interest earned on loans was due to a $2.2 million or 9.6% decrease in the average balance of loans outstanding as well as a 44 basis point decrease in the average yield earned thereon.

    During the three months ended September 30, 1996, total interest expense decreased by $34,000 or 7.7%, as compared to the same period in 1995, due to a decrease of $1.3 million or 5.6% in the average balance of certificates of deposit and a 21 basis point decrease on the average rate paid thereon.

    PROVISION FOR LOAN LOSSES.   The Savings Bank establishes provisions for
losses on loans, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior loss experience, the volume and type of lending presently being conducted by the Savings Bank, industry standards, past due loans, economic conditions in the Savings Bank's market area generally and other factors related to the collectibility of the Savings Bank's loan portfolio. During the three months ended September 30, 1996, the Savings Bank established provisions for loan losses of $8,000.

    OTHER INCOME. Total other income increased by $6,000 or 28.6% during the three months ended September 30, 1996 as compared to the same quarter in 1995. The increase was primarily due to an increase of $4,000 or 80.0% in income from service charges and an increase of $2,000 or 12.5% in other miscellaneous income (which consists primarily of rental income earned on real estate owned, late charges, service charges and other miscellaneous fees).

    OTHER EXPENSES. Total other expenses increased by $293,000 during the three months ended September 30, 1996 as compared to the same quarter in 1995 primarily because of the special one-time SAIF assessment of $247,000. Also contributing to the increase in other expenses during the three months ended September 30, 1996 compared to the 1995 quarter were an increase of $20,000 or 16.5% in compensation and employee benefits, an increase of $1,000 or 1.9% in premises and occupancy costs, a $12,000 net loss on real estate owned and a $14,000 or 22.9% increase in other miscellaneous operating expenses, which were partially offset by a $3,000 or 13.6% decrease in data processing expense.

    PROVISION FOR INCOME TAXES. The Savings Bank incurred an income tax benefit of $39,000 for the three months ended September 30, 1996, due to a tax credit of $112,000 on the SAIF assessment, as compared to a provision for income taxes of $56,000 for the 1995 quarter.

LIQUIDITY AND CAPITAL RESOURCES

    The Savings Bank's primary sources of funds are deposits, repayments, prepayments and maturities of outstanding loans, maturities of investment securities and other short-term investments, and funds provided from operations. While scheduled loan repayments and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the movement of interest rates in general, economic conditions and competition. The Savings Bank manages the pricing of its deposits to maintain a deposit balance deemed appropriate and desirable. In addition, the Savings Bank invests in short-term investment securities and other interest-earning assets which provide liquidity to meet lending requirements. Although the Savings Bank has been able to generate enough cash through the retail deposit market, its traditional funding source, the Savings Bank may, to the extent deemed necessary, utilize other borrowing sources, consisting primarily of advances from the Federal Home Loan Bank of Pittsburgh.

    Liquidity management is both a daily and long-term function. Excess liquidity is generally invested in short-term investments such as cash and cash equivalents, including money market investments and federal funds sold, and U.S. Government and agency obligations. On a longer-term basis, the Savings Bank invests in various lending products and investment securities. The Savings Bank uses its sources of funds primarily to meet its ongoing commitments to pay maturing savings certificates and savings withdrawals, fund loan commitments and maintain an investment securities portfolio. At September 30, 1996, the total commitments outstanding (excluding undisbursed portions of loans in process) amounted to $366,000 in mortgage loans and $721,000 in unused lines of credit. At the same date, the unadvanced portion of loans in process approximated $2.1 million. Certificates of deposit scheduled to mature in three months or less at September 30, 1996, totalled $3.8 million. Management of the Savings Bank believes that the Savings Bank has adequate resources, including principal prepayments and repayments of loans and maturing investments, to fund all of its commitments to the extent required. Based upon its historical run-off experience, management believes that a significant portion of maturing deposits will remain with the Savings Bank.

    As of September 30, 1996, the Savings Bank had regulatory capital which was in excess of required amounts.

RECENT LEGISLATION

    The deposits of the Savings Bank are insured by the SAIF which is administered by the FDIC. The FDIC also administers the Bank Insurance Fund ("BIF") which generally provides insurance for commercial bank deposits. Each of the SAIF and the BIF are required by law to attain and maintain a reserve ratio of 1.25% of insured deposits. As the result of the BIF achieving a fully funded status, the FDIC promulgated a regulation in

November 1995, which reduced deposit premiums paid by BIF-insured banks in the lowest risk category from 27 basis points to zero (subject to an annual minimum of $2,000).

    On September 30, 1996, legislation was enacted into law to recapitalize the SAIF through a one-time special assessment on SAIF-insured deposits as of March 31, 1995. The special assessment amounted to approximately $4.5 billion or approximately $.65 for every $100 of assessable deposits. The Savings Bank's assessment amounted to $247,000 ($146,000, net of income tax benefit). As a result of the special assessment, it is anticipated that the Savings Bank's deposit insurance premiums will decrease from the current rate of $0.23 per $100 of deposits to approximately $0.06 per $100 of deposits.

                                      SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                       PENNWOOD SAVINGS BANK



Date:  November 14, 1996                    By:   /s/ Paul S. Pieffer
                                                 -----------------------------
                                                 Paul S. Pieffer
                                                 President and Chief Executive
                                                 Officer



Date:  November 14, 1996                    By:   /s/ James W. Kihm
                                                 -----------------------------
                                                 James W. Kihm
                                                 Vice President and Chief
                                                 Financial Officer